KW 3/20/14

14048261

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29452

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Abraham & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3724 47th Street Ct NW
(No. and Street)

Gig Harbor, WA 98335
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kye Abraham (253) 851-7486
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HJ & Associates, LLC
(Name – *if individual, state last, first, middle name*)

50 West Broadway, Ste. 600 (Address) Salt Lake City (City) UT (State) 84101 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/25/14

OATH OR AFFIRMATION

I, Kye Abraham, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Abraham & Co., Inc., as of December, 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public

NANETTE K. ABRAHAM
NOTARY PUBLIC
COMMISSION EXPIRES 02-14-16
STATE OF WASHINGTON

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ABRAHAM & CO., INC.

FINANCIAL STATEMENTS

December 31, 2013

CONTENTS

HJ & ASSOCIATES, L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

50 West Broadway, Suite 600
Salt Lake City, Utah 84101
(801) 328-4408
Fax (801) 328-4461
www.hjcpafirm.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders of
Abraham & Co., Inc.
Gig Harbor, Washington

Report on the Financial Statements

We have audited the accompanying financial statements of Abraham & Co., Inc. which comprise the balance sheets as of December 31, 2013 and 2012, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Abraham & Co., Inc. as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

HJ & Associates, LLC

HJ & Associates, LLC
Salt Lake City, Utah
February 28, 2014

ABRAHAM & CO., INC.

Statement of Financial Condition

	December 31, 2013
ASSETS	
CURRENT ASSETS	
Cash	$ 2,122
Cash deposit with clearing organization	10,610
Due from affiliate and related party	51,500
Commissions receivable	5,674
Prepaid expenses and other current assets	1,511
Marketable securities, at fair value	109
Investment in affiliate company at fair value	34,519
Total Current Assets	106,045
Equipment and software at cost, net of accumulated depreciation of $9,768	1,579
Total Assets	$ 107,624
LIABILITIES AND STOCKHOLDER'S EQUITY	
CURRENT LIABILITIES	
Accounts payable, accrued expenses, and other liabilities	$ 6,077
Due to affiliates	215
Total Current Liabilities	6,292
STOCKHOLDER'S EQUITY	
Common stock, $1.00 par value, authorized 20,000 shares, issued 12,800 shares	12,800
Additional paid-in capital	241,243
Accumulated deficit	(152,711)
Total Stockholder's Equity	101,332
TOTAL CURRENT LIABILITIES AND STOCKHOLDER'S EQUITY	$ 107,624

The accompanying notes are an integral part of these financial statements.

ABRAHAM & CO., INC.
Statement of Operations

		For the Year Ended December 31, 2013
REVENUES		
Commissions	$	25,566
Commissions from related party		11,500
Management services		16,241
Administrative fees charged to related parties		18,000
Total Revenue		71,307
OPERATING EXPENSES		
General and administrative expense		29,415
Compensation expense		10,445
Commission expense		26,803
Depreciation		1,246
Unrealized (gain) on marketable securities		(39)
Unrealized loss on marketable securities on investment in affiliate company		6,113
Total Operating Expenses		73,983
LOSS BEFORE OTHER EXPENSES AND LOSS TAX EXPENSE		(2,676)
OTHER EXPENSE		
Interest expense		127
LOSS BEFORE LOSS TAXES		(2,803)
PROVISION FOR INCOME TAXES		-
NET LOSS	$	(2,803)
BASIC AND DILUTED LOSS PER SHARE	$	(0.22)
WEIGHTED AVERAGE SHARES OUTSTANDING		12,800

The accompanying notes are an integral part of these financial statements.

ABRAHAM & CO., INC.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2013

	Common Stock		Additional Paid-in Capital	Accumulated Deficit
	Shares	Amount		
Balance at December 31, 2012	12,800	$ 12,800	$ 241,243	$ (149,908)
Net loss for year ended December 31, 2013	-	-	-	(2,803)
Balance at December 31, 2013	12,800	$ 12,800	$ 241,243	$ (152,711)

The accompanying notes are an integral part of these financial statements.

ABRAHAM & CO., INC.
Statement of Cash Flows

		For the Year Ended December 31, 2013
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(2,803)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation expense		1,246
Unrealized loss on investment in affiliate company		6,113
Unrealized gain on marketable securities		(39)
Changes in operating assets and liabilities:		
Increase in commissions receivable		(5,423)
Increase in prepaid expense and other current assets		(1,164)
Increase in due from affiliate and related party		(8,000)
Decrease in due to affiliate and related party		(5,768)
Increase in accounts payable and accrued expenses		3,476
Net Cash Provided by Operating Activities		(12,362)
CASH FLOWS USED BY INVESTING ACTIVITIES		
Purchase of equipment		(1,031)
Net Cash Used by Investing Activities		(1,031)
CASH FLOWS FROM FINANCING ACTIVITIES		-
NET DECREASE IN CASH		(13,393)
CASH, BEGINNING OF YEAR		15,515
CASH, END OF YEAR	$	2,122
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
CASH PAID FOR:		
Interest	$	127
Income taxes	$	-

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Abraham & Co., Inc., a Washington corporation, is registered with the Securities and Exchange Commission as a broker/dealer under the Securities Exchange Act of 1934. The Company engages in the general retail securities business. It also provides management and administrative services to a related entity. The Company's source of customers is through its sole employee who is also the Company's sole stockholder. The Company has one office located in Gig Harbor, Washington.

All securities transactions, with the exception of concessions transactions, are cleared through another broker/dealer on a fully disclosed basis. The Company does not receive or hold funds of subscribers or securities of issuers, and does not hold customer funds or securities.

Income and Expense Recognition

The Company records income and expense on the accrual basis. Commission revenue and expense, net of clearing fees, are reflected in these financial statements on a trade date basis.

Securities Transactions

The Company has classified all marketable securities as trading. As such, all securities are carried at fair market value. Gains or losses are determined using a first-in-first-out valuation methodology.

During the year ended December 31, 2013, the Company recorded an unrealized gain of $39 on its marketable securities and an unrealized loss of $6,113 on its investment in an affiliate company.

Fair Value Financial Instruments

Accounting Series Codification 820, *Fair Value Measurements* (ASC 820) and ASC 825, *Financial Instruments* (ASC 825), requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. It establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. It prioritizes the inputs into three levels that may be used to measure fair value:

Level 1 - Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 - Level 2 applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fair Value Financial Instruments (Continued)

markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 - Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Company's financial instruments consist principally of cash, short-term receivables, marketable securities, accounts payable and accrued liabilities. Pursuant to ASC 820 and 825, the fair value of cash and trading marketable securities are determined based on "Level 1" inputs, which consist of quoted prices in active markets for identical assets. The recorded values of all other financial instruments approximate their current fair values because of their nature and respective maturity dates or durations.

The following table sets forth by level with the fair value hierarchy the Company's financial assets and liabilities measured at fair value on December 31, 2013:

	Level 1	Level 2	Level 3	Total
Assets				
Marketable Securities	$ 109	$ -	$ -	$ 109
Investment in affiliate company	$ 34,519	$ -	$ -	$ 34,519
Liabilities	$ -	$ -	$ -	$ -

Recently Issued Accounting Pronouncements

The Company does not believe that any other recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on our accompanying financial statements.

Federal Income Taxes

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax assets are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

ABRAHAM & CO., INC.
Notes to Financial Statements
December 31, 2013

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Federal Income Taxes (Continued)

The provision (benefit) for income taxes for the years ended December 31, 2013 consists of the following:

Federal:	
Current	$ -
Deferred	-
	$ -

The net deferred tax liability consists of the following components at December 31, 2013:

Depreciation	$ (289)
Valuation allowance	289
Net deferred tax liability	$ -

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rates of 15% to pretax income from continuing operations for the year ended December 31, 2013 due to the following:

Book loss	(420)
Unrealized loss on marketable securities	911
Depreciation	(93)
Meals and entertainment	61
Valuation Allowance	(459)
Provision for federal income tax	$ -

Cash and Cash Equivalents

The Company considers money market mutual funds and all highly liquid debt instruments with original maturities of three months or less to be cash equivalents for purposes of the statement of cash flows.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of three years.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Receivable from Clearing Organization, Net

Amounts receivable from the Company's clearing organization consist of the net amounts receivable for commissions.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - BASIC LOSS PER SHARE

Basic loss per share of common stock was computed by dividing the net loss by the weighted average number of common shares outstanding for the year. Diluted loss per share is not presented because the Company has not issued any potentially dilutive common shares. The weighted average number of common shares outstanding for the year ended December 31, 2013, was 12,800.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $37,607 which was $32,607 in excess of its required net capital of $5,000.

NOTE 4 - POSSESSION OR CONTROL REQUIREMENTS

The Company adheres to the exemptive provisions of SEC Rule 15c3-3 (k)(2)(ii) by sending all funds and securities to the correspondent broker/dealer who carries the customer accounts. Therefore, the Company does not hold or have any possession or control of customer funds or securities.

NOTE 5 - RELATED PARTY TRANSACTIONS

The sole shareholder of the Company has a controlling interest in, and is president of, another corporation. During the year ended December 31, 2013, the Company earned $18,000 in administrative fees for services provided to this corporation.

During the year ended December 31, 2013, the Company brokered a sale of an affiliate company equity, earning commissions of $11,500.

NOTE 6 - SUBSEQUENT EVENTS

During February 2014, the Company accepted 108,631 shares of common stock of an affiliate company in payment of $36,500 in affiliate entity receivables.

Management performed an evaluation of Company activity through February 28, 2014 and has concluded that there are no further events requiring disclosure through the date these financial statements are issued.

ABRAHAM & CO., INC.
Schedule I
Computation under Rule 15c3-3 of the
Securities and Exchange Commission
December 31, 2013

COMPUTATION OF NET CAPITAL

Total stockholders' equity	$	101,332
Non-allowable assets:		
Fixed assets net of accumulated depreciation		(1,579)
Prepaid assets		(288)
Due from affiliate		(51,500)
Other deductions pursuant to subparagraph (c)(2)(i) of Rule 15c3-1		(10,358)
Net Capital	$	37,607

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:		
Accounts payable, accrued expenses, and other liabilities	$	6,292
Aggregate Indebtedness	$	6,292

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$	419
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement (greater of above two minimum requirement amounts)	$	5,000
Net capital in excess of required minimum	$	32,607
Ratio: Aggregate indebtedness to net capital		16.73

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital as reported in Company's Part II FOCUS report	$	37,607
Net Capital Per Above	$	37,607

ABRAHAM & CO., INC.
Schedule II
Computation under Rule 15c3-3 of the
Securities and Exchange Commission
December 31, 2013

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Southwest Securities, Inc.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

The Board of Directors
Abraham & Co., Inc.
Gig Harbor, Washington

In planning and performing our audit of the financial statements of Abraham & Co., Inc. for the year ended December 31, 2013, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission, we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded property to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amount that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the control procedures that we consider to be a material weakness as defined above. This was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Abraham & Co., Inc. for the year ended December 31, 2013.

> One of the basic elements of a satisfactory system of internal control is an organization which provides appropriate segregation of duties. Because of the limited size of the Company, it is not possible for this to be achieved.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2013, to meet the Commission's objectives.

The report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange act of 1934, and should not be used for any other purpose.

HJ & Associates, LLC
Salt Lake City, Utah
February 28, 2013

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

029452 FINRA DEC
ABRAHAM & CO INC 19*21
3724 47TH STREET CT NW
GIG HARBOR WA 98335-8538

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 133

B. Less payment made with SIPC-6 filed (**exclude interest**) (10)

7/31/13
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 123

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 123

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ABRAHAM & Co., INC.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

PRESIDENT
(Title)

Dated the 1 day of March, 2014.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2013
and ending 12/31/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 71,307
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	6,113
Total additions	6,113
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	39
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	18,000
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	18,039
2d. SIPC Net Operating Revenues	$ 53,268
2e. General Assessment @ .0025	$ 133

(to page 1, line 2.A.)